SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*
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MOOG INC.
(Name of Issuer)
Class B Common Stock, $1.00 per share
(Title of class of securities)

CUSIP NO. 615394301
(CUSIP number)
Donald R. Fishback
Vice President-Finance and Chief Financial Officer
400 Jamison Road
East Aurora, New York 14052-0018
Telephone: (716)-652-2000
(Name, address, and telephone number of person authorized to receive notices and communications)

Copies to:
Robert T. Brady
740 W. Palomino Dr.
Jackson, Wyoming 83001
Telephone: (716) 652-2000
December 3, 2018
(Date of event which requires filing of this statement)
________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
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Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 615394301	SCHEDULE 13D
1		NAMES OF REPORTING PERSONS: Moog Inc. Stock Compensation Trust, as amended and restated effective August 13, 2014, Robert T. Brady, as Trustee
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS SC, BK
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 921,118
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 921,118
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 921,118
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.12%[1]
14		TYPE OF REPORTING PERSON (See Instructions) EP, OO

1 Based on 4,163,782 voting shares of the Issuer’s Class B Stock outstanding on November 30, 2018, as provided by the Issuer.

CUSIP NO. 615394301	SCHEDULE 13D
1		NAMES OF REPORTING PERSONS: Robert T. Brady, as Trustee
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS SC, BK
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,843
	8	SHARED VOTING POWER 921,118
	9	SOLE DISPOSITIVE POWER 87,843
	10	SHARED DISPOSITIVE POWER 921,118
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,008,961[2]
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.23%[3]
14		TYPE OF REPORTING PERSON (See Instructions) EP, OO

2 Includes 87,843 shares owned individually.
3 Based on 4,163,782 voting shares of the Issuer’s Class B Stock outstanding on November 30, 2018, as provided by the Issuer.

Item 1.	Security and Issuer.

This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D (the "Statement") filed with the Securities and Exchange Commission on August 30, 2018.
This Amendment No. 1 is being made to reflect changes in beneficial ownership as a result of the transactions described in Item 4 and Item 5 below. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Statement.

Item 2.	Identity and Background.

Item 2 (a) is amended and restated as follows:

(a) This Statement is filed by the Moog Inc. Stock Compensation Trust, as amended and restated effective August 13, 2014 (the “Trust”) and by Robert T. Brady in his capacity as trustee of the Trust (the “Trustee”). Robert T. Brady was appointed as Trustee by the Executive Committee of the Board of Directors of the Issuer on September 5, 2017.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended as follows:

The principal amount of the Note as of December 3, 2018, was reduced to $75,879,603.71, as a result of the transactions described in Item 4 and Item 5 below.
In July 2018, the Trust established a line of credit with Citizens Bank in the amount of $35 million. As of December 6, 2018, the total outstanding loans from Citizens Bank were in the amount of $6 million.

Item 4.	Purpose of Transaction.

Item 4 is amended as follows:

On December 3, 2018, the Trust transfered 60,000 shares of the Class B Stock to the Issuer's treasury account to fund the distribution of shares under the Issuer's benefit and equity compensation plans.

This Amendment No. 1 updates the status of the aggregate shareholdings of the Trust. As of December 5, 2018, the trust holds a total of 921,118 representing approximately 22.12% of the Issuers total outstanding Class B voting shares. This is a decrease from the 973,885 shares of Class B stock held on August 20, 2018.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a) The Trust beneficially owns 921,118 shares of Class B Stock, which equals 22.12% of the outstanding Class B Stock, based on 4,163,782 voting shares of Class B Stock outstanding on November 30, 2018. In addition, the Trustee beneficially owns 87,843 shares of Class B Stock, which equals 2.11% of the outstanding Class B Common Stock, based on 4,163,782 voting shares of the Issuer’s Class B Stock outstanding on November 30, 2018.

(b) The Trustee has shared voting power and dispositive power for all of the 921,118 shares of Class B Stock held by the Trust with participants of the Moog Inc. Retirement Savings Plan on Significant Transactions as provided for in Section 5.4 of the SECT Agreement, a copy of which is filed herewith. Significant Transactions include matters involving corporate merger, consolidation, sale of all or substantially all of the Company’s assets, recapitalization, reclassification, liquidation, dissolution or similar matters. As to other matters, the Trustee has the sole power to direct the vote and to dispose or direct the disposition of all of the 921,118 shares of Class B Stock held by the Trust. The Trustee has sole voting and dispositive power for all 87,843 shares of Class B Stock owned individually.

(c) All transactions of Class B Stock by the Trust during the sixty (60) days preceding the date of this Amendment No. 1 are outlined in the following table:

Date	Transaction	Resulting share movement	Price
10/4/2018	Purchase from Moog Retirement Plan	10,370	$83.25
10/25/2018	Purchase from private party	829	$84.25
11/7/2018	Purchase from private party	200	$84.54
11/13/2018	Transfer from SECT to Issuer's treasury account	(20,000)	$84.54
11/15/2018	Purchase from Moog Retirement Plan	5,835	$81.91
11/16/2018	Purchase from private party	112	$80.19
12/3/2018	Transfer from SECT to Issuer's treasury account	(60,000)	$81.91

No shares of Class B Stock were acquired or sold by the Trustee during the sixty (60) preceding the date of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 is amended and restated as follows:

On July 26, 2018, the Trust established a line of credit with Citizens Bank secured by the Class B Stock held in the trust. As of December 6, 2018, the outstanding balance on the line of credit is $6 million.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits to this amendment to Schedule 13D:
10.1.    Credit Agreement by and between Moog Inc. Stock Employee Compensation Trust and Citizens Bank of Pennsylvania.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2018

ROBERT T BRADY, INDIVIDUALLY AND AS TRUSTEE OF THE MOOG INC. STOCK EMPLOYEE COMPENSATION TRUST, as amended

By: /s/ John P. McGrath as Power of Attorney for Robert T Brady
Robert T Brady, individually and as Trustee